UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

CALIFORNIA TEQUILA, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

 (Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “California Tequila,” “we,” “us, “our” or “the Company” refers to California Tequila, Inc., a California corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY

Overview

California Tequila, Inc. (the “Company”) was incorporated under the laws of California on April 27, 2020. The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. AsomBroso is the cognate of the Spanish word for “amazing.” The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category from its AsomBroso Silver (USA MSRP $40.00/bottle) to its state of the art 12-year-aged Collaboration Extra Anejo (USA MSRP $2,200.00/bottle). The Company has also begun to market other spirits, specifically flavored whiskeys under its “Knucklenoggin” brand.

The Company’s tequila products are manufactured at Tequila Selecto Distillery, situated within Jalisco, Mexico – a province renowned for the production of a Mexican national resource, agave tequila. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of “Tequila” and/or “Tequila 100% De Agave” and continues to maintain such standards.

The Company currently has distribution of AsomBroso tequilas and Knucklenoggin Whiskey in thirty- eight states and three foreign countries, with the intention to expand into new territories.

Results of Operations

Revenue

Revenue for the six-month period ended June 30, 2023 (“Interim 2023”) was $1,137,343, as compared to $1,449,930 for the six-month period ended June 30, 2022 (“Interim 2022”). The decrease in revenues was primarily due to the slow down in the United States economy.

The cost of goods sold are the cost of our Tequila and Whiskey goods, supplies and materials, shipping and materials related to our revenues. The cost of goods sold for Interim 2023 was $369,515 compared to $934,637 for Interim 2022 a decrease of $565,122 or 49%. The improvement in cost of goods resulted from increasing the quantity of raw goods (bottles, tops and packaging) purchased and moving production to a new vendor. As a percentage of total revenues for Interim 2023, costs of goods sold was 33% compared to 64% for Interim 2022.

SG&A expenses consist primarily of wages and salaries, payroll expenses, insurance, legal and professional services, including consulting, legal, and accounting fees, rent, utilities, office supplies plus travel expense and other general corporate expenses. Sales and Marketing expenses for Interim 2023, were $367,756 compared to $152,770 for Interim 2022, a 141% increase. The Company determined that it was necessary to increase its spending on sales and marketing so that it would further increase its brand presence.

General and administrative (G&A) expenses for Interim 2023 were $1,003,437 compared to $1,065,080 for Interim 2022, an decrease of $61,643 or 6%. The decrease was due primarily to reducing sales and marketing personal.

Our net loss for Interim 2023 was $(592,566) compared to $(702,557) for Interim 2022. The decrease in net loss was due to: (i) improvements in cost of goods and (ii) decreased labor costs.

Liquidity and Capital Resources

Our total current assets at June 30, 2023 were $3,742,230, which included accounts receivable in the amount of $950,721. The Company also receives loans from its founder from time to time to meet operational needs.

As of June 30, 2023, we had cash on hand of $157,823, inventory of $2,528,549, and accounts receivable (net) of $886,750 and total liabilities of $452,122.

We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows. We believe that we will be able to continue to operate our business for the foreseeable future.

Operating Activities

For Interim 2023, cash used in operating activities was in the amount of $(470,232) compared to $(852,385) for Interim 2022. The decrease in cash used in operating activities was mainly due to a reduction in labor costs and optimizing cost of goods.

Investing Activities

For Interim 2023, cash used in investing activities remained $0 from $0 for Interim 2022. The company determined it did not need to utilize cash for investing activities during Interim 2023.

Financing Activities

For Interim 2023, cash provided by financing activities decreased to $0 from $1,066,233 for Interim 2022. The decrease in cash was the result of no financing activities for the interim 2023.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of Interim 2023, the amount outstanding is $295,020 in principal and $29,000 in interest payable. The Company notes that this loan is not eligible for forgiveness.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares. In aggregate, in 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

As of June 30, 2023, the Company had 10,164,486 shares and 685,547 shares of Class A and Class B common stock issued and outstanding.

Trends

Tequila consumption continues to surge to new heights. Specifically:

•	For the year ended December 31, 2022, tequila sales volume increased to 30.0 million (9 liter) cases up from 26.7 million cases.
•	Tequila dollar volume has doubled in size since 2019
•	Tequila represented 17% of all spirits sold in the United Sates in 2022 compared to only 10% in 2019
•	Tequila Reposado has tripled in size vs. 2019 (+211%), the largest growth of any tequila subcategory.
•	Across all Price Tiers, Tequila is outperforming all other spirits combined in the last 52 weeks ending June 30, 2023.

Due to the aforementioned factors, the Company believes that increased consumption of tequila will continue to grow and shape the tequila market domestically and globally.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

CALIFORNIA TEQUILA, INC.

Financial Statements

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

(Expressed in United States Dollars)

CALIFORNIA TEQUILA, INC.

BALANCE SHEETS

December 31, 2022 (audited) and As of June 30, 2023 (unaudited)	2022	2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	455,925	157,823
Accounts receivable—net	1,324,556	950,721
Inventories	1,911,690	2,528,549
Total current assets	3,692,171	3,637,093

Property and equipment, net	109,615	104,265
Other assets	193,344	872
Total assets	3,995,130	3,742,230
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	88,026	94,021
Accrued expenses	75,500	21,901
Loan payable, current portion	24,360	12,180
Interest payable	71,372	29,000
Due to related party	0	0
Total current liabilities	259,257	157,102
Loan payable	295,020	295,020
Total liabilities	554,277	452,122
STOCKHOLDERS' EQUITY
Common stock	8,457	10,545,625
Additional paid-in capital	10,907,898	175,702
Subscription receivable	0)	0
Members equity	-
Retained earnings/(accumulated deficit)	(7,475,502)	(7,431,219)

Total stockholders' equity	3,440,853	3,290,108

Total liabilities and stockholders' equity	3,995,130	3,742,230

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2022 and 2023	2022	2023
(USD $ in Dollars)
Net revenue	1,449,930	1,137,343
Cost of goods sold	934,637	369,515
Gross profit	515,293	767,828

Operating expenses
General and administrative	1,065,080	1,003,437
Sales and marketing	152,770	367,756
Total operating expenses	1,217,850	1,371,193

Operating income/(loss)	(702,557)	(603,365)

Interest expense		0
Other income		10,799
Income/(Loss) before provision for income taxes	(702,557)	(592,566)
Provision/(Benefit) for income taxes	-	-

Net income/(Net Loss)	(702,557)	(592,566)

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods Ended June 30, 2023 and 2022

	Common Stock		Additional	Subscription		Accumulated	Total Stockholders'
(in $US)	Shares	Amount	Paid-In Capital	Receivable	Members' Equity	Deficit	Equity
Balance—December 31, 2020	10,790,139	$8,457	$7,842,123	$(92,989)	$-	$(4,229,602)	$945,098
Issuance of common stock, net of issuance costs	59,271		631,155	90,973	-	-	2,284,464
Stock-based compensation	27,000	-	2,434,620	-	-	-	5,612,142
Net loss	-	-	-	-	-	(3,245,900)	(5,400,851)
Balance—December 31, 2022	10,876,410	$8,457	$10,907,898	$(2,016)	$-	$(7,475,502)	$3,440,853
Net loss	-	$-	$-	$-	$-	$(592,566)	$(592,566)
Balance—June 30, 2023	10,876,410	$8,457	$10,907,898	$(2,016)	$-	$(8,068,068)	$2,848,287

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2022 and 2021	2022	2023
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	(702,557)	(592,566)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Bad debt expense		-
Depreciation		-
Changes in operating assets and liabilities:
Accounts receivable	69,119	184,637
Inventory	(183,332)	(96,000)
Accounts payable	69,630	57,475
Interest payable	7,811	7,811
Other current liabilities	(113,056)	(31,589)
Net cash used in operating activities	(852,385)	(470,232)
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment
Net cash used in investing activities
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loan payable	(89,000)	(12,180)
Line of credit repayment		-
Issuance of common stock	1,165,174
Dividends / distributions	(9,941)
Net cash provided/(used) by financing activities	1,066,233	(12,180)
Change in cash	213,848	(482,412)
Cash—beginning of period	12,136	549,262
Cash—end of period	225,984	66,850
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$-
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

1.	NATURE OF OPERATIONS

California Tequila, Inc. (the “Company”), is a corporation organized April 19, 2019, under the laws of California. The Company was created to import and distribute AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico and Knucklenoggin Whiskey, and assortment of flavored whiskey brands. Products are distributed worldwide.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. As of June 30, 2023, and June 30, 2022, one customer account for 51% and 42% of revenue, respectively. As of June 30, 2023, and December 31, 2022, one customer accounted for 36% and 74% of accounts receivable, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of June 30, 2022, and December 31, 2021, the Company’s cash balances were $157,823 and $115,238, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress. The inventory balances of $2,528,549 and $1,419,924 as of June 30, 2023 and June 30, 2022, respectively, consisted of raw goods and finished products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2022.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred and include advertising costs related to the Class B Non-Voting Stocks offerings. Total expense related to the offerings was $0 and $0 for the periods ended June 30, 2023, and 2022, respectively.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

INVENTORY

Inventory was comprised of the following items:

	December 31, 2022	June 30, 2023
Finished goods	773,642	1,823,153
Work in progress	1,138,047	705,396
Inventories, net	1,911,690	2,528,549

As of June 30, 2023, and December 31, 2022, the Company had zero $0.00 and zero $0.00 in tequila barrel inventory, respectively, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

3.	PROPERTY AND EQUIPMENT

As of June 30, 2023, and December 31, 2022, property and equipment, net consist of:

	December 31, 2022	June 30, 2023
Vehicles	79,036	79,036
Office and warehouse equipment	53,503	50,109
Less: Accumulated depreciation	(22,924)	(21,954)

Property and Equipment, Net	109,615	107,191

Depreciation expense for property and equipment for the year ended June 30, 2023, and the six months ended June 30, 2022, was $21,954 and $22,924 respectively.

4.	LOAN PAYABLE

SBA Loan

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.

As of December 31, 2022, and June 30, 2023, the Company had $319,380 and $295,020 in principal outstanding and $29,000 and $29,000 in interest payable, respectively.

5.	CAPITALIZATION and equity transactions

On April 19, 2021, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 shares of Class A voting common stock and 1,500,000 shares of Class B non-voting common stock, both at par value $0.01.

As of June 30, 2023, the Company had 10,164,486 shares and 685,547 shares of Class A and Class B common stock issued and outstanding.

As of June 30, 2023, and December 31, 2022, the Company issued dividend payments of $0.00 and $0.00, respectively.

In March 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which it intends to offer up to 1,500,000 shares of Class B common stock at a price of $8.00 per share. The offering commenced on August 9, 2021.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023 and 2022 (unaudited)

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares. In aggregate, in 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

As of December 31, 2022, the Company had 10,192,990 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

6.	Income Taxes

The Company intends to file its income tax return for the period ended December 31, 2023, by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward (since incorporation in April 2019) as of December 31, 2022, totaled $4,623,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. It is likely that the net operating loss carryforwards will be exhausted in the tax return for the period ended December 31, 2023.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.	Commitments and Contingencies

Operating Leases

During 2023 and 2022, the company paid month to month rent for an office space to Tangar 1, LLC.

Rent expense as of June 30, 2023, and December 31, 2022, was $37,200 and $60,275, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited) and for the six-month periods ended June 30, 2022 and 2021 (unaudited)

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 26, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8.	SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 26, 2023, which is the date the financial statements were issued.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment to the Articles of Incorporation*
2.3	Bylaws*
6.1	Entailment and Joint Responsibility Agreement*
6.2	Retroactive Addendum*
6.3	Certificate of Good Standing*

* Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11474) and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer
Date: September 27, 2023

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer, Secretary and Director
Date: September 27, 2023
Location Signed: City of Rancho Santa Margarita, California

/s/ Andrew Ulmer
Andrew Ulmer, President, Chief Financial Officer, Chief Accounting Officer and Director
Date: September 27, 2023
Location Signed: City of Rancho Santa Margarita, California